                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. . )

                              Prime Cellular, Inc.

       ------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value

       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741916100

       ------------------------------------------------------------------
                                 (CUSIP Number)

                Richard M. Neville, Neville Shaver Kelly & McLean
                    Three Landmark Square, Stamford, CT 06901

       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 11, 1996

       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- --------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON

             S. S. OR I. R. S. IDENTIFICATION NOS. OF ABOVE PERSON

             Ellen Kirschenbaum
- --------------------------------------------------------------------------------

    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a)      / /
                                                                  (b)      / /
- --------------------------------------------------------------------------------

    3        SEC USE ONLY

- --------------------------------------------------------------------------------

    4        SOURCE OF FUNDS

             See Item 3 herein.
- --------------------------------------------------------------------------------

    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------

    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
- --------------------------------------------------------------------------------

NUMBER OF SHARES       7        SOLE VOTING POWER
  BENEFICIALLY                  553,500
  OWNED BY EACH
REPORTING PERSON   -------------------------------------------------------------
      WITH             8        SHARED VOTING POWER
                                0
                   -------------------------------------------------------------
                       9        SOLE DISPOSITIVE POWER
                                553,500  See Item 6 herein.
                   -------------------------------------------------------------

                       10       SHARED DISPOSITIVE POWER
                                0
- --------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             553,500

- --------------------------------------------------------------------------------

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



- --------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.6%

- --------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

             IN

- --------------------------------------------------------------------------------



Item.1.           Security and Issuer.

                  Prime Cellular, Inc.
                  100 First Stamford Place
                  Stamford, CT 06902

Item 2.           Identity and Background.

                  (a)      Ellen Kirschenbaum

                  (b)      100 First Stamford Place
                           Stamford, CT 06902

                  (c)      Executive Vice President of Issuer

                  (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The reporting person acquired the securities reported hereby by reason of ownership of the common stock of Bern Associates, Inc., a privately-held New Jersey corporation ("Bern") which consummated a merger transaction with a wholly-owned subsidiary of the Issuer described in Items 4 and 6 below.

Item 4.           Purpose of the Transaction.

                  On June 11, 1996, Bern merged into and with a wholly-owned subsidiary of the Issuer and the former owners of Bern received 4,100,000 shares of the common stock of the Issuer, representing approximately 49.3% of the issued and outstanding common stock of the Issuer (the "Merger"). The Issuer was organized in May 1990 to provide management services to rural service area cellular telephone licensees but has not generated any operating revenue from its intended business. Prior to the Merger, the principal business of the Issuer has been to invest, and receive interest income from the investment of, the net proceeds of its initial public offering in August 1990 and the private placement of securities in May 1990. As a result of the Merger, the Issuer (on a consolidated basis) will become actively engaged in the business theretofore engaged in by Bern. Such business principally involves the provision of software, equipment and services necessary to enable local telephone companies to become Internet "providers" and providing support and assistance to such companies and their Internet-user customers. As a result of the Merger, Raphael Collado and Ellen Kirschenbaum, respectively the Chairman and the President of Bern, have been elected directors, and, respectively the President and Chief Executive Officer and the Executive Vice President, of the Issuer. Richard M. Neville, Secretary of Bern, was elected Secretary of the Issuer. In accordance with the Merger Agreement referred to in Item 6, the Board of Directors of the Issuer consists of five directors: the foregoing two individuals, two continuing directors, Frederick R. Adler and Joseph K. Pagano (who had been President and Chief Executive Officer and has been named Chairman of the Board) and L. Mark Newman who was elected by the other four directors. An affiliate of Mr. Newman was an owner of Bern and received 246,000 shares of the common stock of the Issuer as a result of the Merger. Such affiliate previously owned 100,000 shares of the Issuer. Except as a result of the Merger and as described in this Item 4 and as described or referred to in other Items herein, the reporting person has no plans or proposals which relate to or would result in any actions relating to the Issuer enumerated in paragraphs (a) through (j) of Schedule 13D, Item 4.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of June 11, 1996, the reporting person beneficially owned 553,500 or 6.6% of the Issuer's outstanding shares of common stock.

                  (b) The reporting person has the sole power to vote or direct the vote of such shares. Pursuant to the terms of the Escrow Agreement referred to in Item 6, the reporting person's ability to dispose or direct the disposition of the shares is restricted until the earlier of (i) the filing with the Commission of the Issuer's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 or (ii) September 13, 1997.

                  (c)      None.

                  (d)      None.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to a merger agreement dated as of May 14, 1996, and related agreements (collectively, the "Merger Agreement"), unanimously approved by the Board of the Issuer and by the stockholders and the Board of Bern, on June 11, 1996, Bern merged with and into Prime Cellular Acquisition Corp., a wholly owned subsidiary of the Issuer. As a result, the Issuer issued 4,100,000 shares of its common stock to the former stockholders of Bern, which represent approximately 49.3% of its issued and outstanding common stock. Among other things, the Merger Agreement provides for the allocation to persons designated by

                  Ralph Collado and Ellen Kirschenbaum of options to purchase up to 233,000 shares of common stock of the Issuer pursuant to its stock option plan.

                  In connection with the Merger Agreement, Bern and the Bern stockholders made certain representations and warranties to, and covenants with, the Issuer and executed an Indemnification Agreement indemnifying the Issuer in the event of a breach of any of such representations, warranties or covenants, to the extent the damages therefrom exceed $50,000.

                  As security for the obligations under the Indemnification Agreement, the shares delivered in connection with the Merger (including the shares beneficially owned by the reporting person, collectively the "Merger Shares") will be held in escrow under an Escrow Agreement until the earlier of (i) the filing with the Commission of the Issuer's annual report on Form 10-K for the fiscal year ended May 31, 1997 or (ii) September 13, 1997 (the "Escrow Termination Date"). The Escrow Agreement provides that the Merger Shares shall be held in escrow by the Escrow Agent (Tenzer Greenblatt LLP) until the Escrow Termination Date. During the period the Merger Shares are held in escrow, the Escrow Agreement sets forth procedures for the making by the Issuer of claims under the Indemnification Agreement, and the delivery by the Escrow Agent of Merger Shares in satisfaction of such claims. If any escrowed Merger Shares are sold or otherwise disposed of (which transactions are subject to substantial restrictions), the proceeds of such sale or disposition are held in escrow. Upon termination of the escrow, assuming no unsatisfied claims are outstanding, the escrowed Merger Shares (and any proceeds) will be delivered to the former Bern stockholders

                  Pursuant to the terms of the Merger Agreement, the Issuer and each of the Bern stockholders also entered into a Registration Rights Agreement pursuant to which the Issuer has agreed to register the Merger Shares as promptly as possible after the Escrow Termination Date and to keep such registration effective until the second anniversary of the Merger. The Registration Rights Agreement also provides for "piggyback" registration rights for the Merger Shares. Sale of Merger Shares registered under the Registration Rights Agreement is subject to certain additional restrictions as set forth therein. The Registration Rights Agreement contains other provisions governing, among other things, payment of expenses and indemnification of the selling stockholders of the Merger Shares by the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  The Merger hereinabove described is the subject of a filing being made by the Issuer with the Commission on Form 8-K. The Merger Agreement hereinabove referred to and all material exhibits thereto, including the Indemnification Agreement, the Escrow Agreement and the Registration Rights Agreement, are Exhibits to such Form 8-K and are incorporated herein by reference. The descriptions of such agreements herein are qualified in their entirety by reference to the complete text thereof.

                                    SIGNATURE
                                    ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             June 20, 1996
                  New York, New York              /s/ Ellen Kirschenbaum
                                              ---------------------------------
                                                  Ellen Kirschenbaum